Exhibit 107

EX-FILING FEES

Calculation of Filing Fee Tables

SCHEDULE TO

(Rule 14d-100)

Carlyle Credit Income Fund

(Name of Subject Company (Issuer))

CG Subsidiary Holdings L.L.C.

(Name of Filing Person (Offeror))

Table 1 – Transaction Value

	Transaction Valuation*	Fee Rate	Amount of Filing Fee**

Fees to Be Paid	$25,000,000	0.00011020	$2,755

Fees Previously Paid	0		0

Total Transaction Valuation	$25,000,000

Total Fees Due for Filing			$2,755

Total Fees Previously Paid			0

Total Fee Offsets			0

Net Fee Due			$2,755

*	This calculation is based on the offer to purchase for cash up to $25,000,000 in value of shares of beneficial interest of Carlyle Credit Income Fund, a Delaware statutory trust.
**

The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2023, issued August 26, 2022, is calculated by multiplying the Transaction Valuation by the Fee Rate.